

July 29, 2011

Via E-Mail
Robert H. Craig
Chief Executive Officer
Next Fuel, Inc.
821 Frank Street
Sheridan, WY 82801

   Re: **Next Fuel, Inc.**
      Form 10-K/A for the Fiscal Year Ended September 30, 2010
      Filed April 20, 2011
      Form 10-Q for the Quarterly Period Ended December 31, 2009
      Filed February 16, 2010
      Response Letter Submitted June 10, 2011
      File No. 333-148493

Dear Mr. Craig:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended September 30, 2010, filed April 30, 2011
Response Letter Submitted June 10, 2011

Item 9A(T) – Controls and Procedures, page 7

1. In addition we note management identified two material weaknesses in internal control over financial reporting existing as of September 30, 2009; however, your response and proposed disclosure in the fifth paragraph of Exhibit D, do not appear to conclude on the effectiveness of internal control over financial reporting. You state "Based on that evaluation, the Company's management concluded that as of September 30, 2009 and as of the date that the evaluation of the effectiveness of our internal controls and procedures was completed, the Company's internal controls are not effective." In accordance with

Item 308 of Regulation S-K, management is required to make an assessment on internal control over financial reporting as of the end of the registrant's most recent fiscal year. Remediation efforts undertaken subsequent to the fiscal year should not be considered in the assessment. Additionally, management is not permitted to conclude the assessment to be effective if one or more material weaknesses existed as of September 30, 2009. Please further revise your disclosure to include management's conclusion regarding effectiveness of internal control over financial reporting as of September 30, 2009 by amending the 2009 Form 10-K accordingly.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Item 4T. Controls and Procedures, page 4

2. Your proposed language in Exhibit E does not provide a conclusion regarding the effectiveness of DC&P for the quarter ended December 31, 2009. Please revise the conclusion to state clearly whether DC&P were effective at the end of the period covered by the report.

Other Exchange Act Filings

3. We note that DC&P were not effective as of September 30, 2009 and as of September 30, 2010; however the Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 indicate that DC&P were effective at the end of each period. Please revise or tell us why the existing disclosure in these Forms 10-Q is appropriate.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: James F. Verdonik, Esq.
        Matthew A. Cordell, Esq.
        Ward and Smith, P.A.
        Via E-Mail